As filed with the Securities and Exchange Commission on January 9, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE TRUST, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
42226B105
(CUSIP Number of Class of Securities)
Edward M. Weil, Jr.
Chief Executive Officer and President
Healthcare Trust, Inc.
650 Fifth Avenue, 30th Floor
New York, New York 10019
(212) 415-6500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Michael J. Choate, Esq.
Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, Illinois 60602
(312) 962-3567
CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$1,700,000(a)	$220.66(b)
(a)
Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, equals $129.80 per million dollars of the aggregate value of the transaction.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Healthcare Trust, Inc., a Maryland corporation (the “Company”), to purchase up to 200,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $15.7 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price equal to $8.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer,” copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 9 of this Tender Offer Statement on Schedule TO.
Item 10.   Financial Statements.
Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.
Item 11.   Additional Information.
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Tender Offer Statement on Schedule TO.
Item 12.   Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 9, 2020
Healthcare Trust, Inc.
By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr. Chief Executive Officer and President

EXHIBIT INDEX
(a)(1)(A)*	Offer to Purchase, dated January 9, 2020
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Withdrawal
(a)(2)(A)	Current Report on Form 8-K, as filed by the Company with the SEC on January 9, 2020
(a)(2)(B)	Letter to Stockholders dated January 9, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on January 9, 2020)
(a)(2)(C)	Letter to SRP Participants dated January 9, 2020 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on January 9, 2020)
(d)(A)	Agreement of Limited Partnership of Healthcare Trust Operating Partnership, L.P. (f/k/a American Realty Capital Healthcare Trust II Operating Partnership, L.P.), dated as of February 14, 2013 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on May 14, 2013)
(d)(B)	First Amendment to the Agreement of Limited Partnership of Healthcare Trust Operating Partnership, L.P., dated as of December 31, 2013 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on March 7, 2014)
(d)(C)	Second Amendment to the Agreement of Limited Partnership of Healthcare Trust Operating Partnership, L.P., dated as of April 15, 2015 (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on March 11, 2016)
(d)(D)	Third Amendment, dated December 6, 2019, to the Agreement of Limited Partnership of Healthcare Trust Operating Partnership, L.P., dated February 14, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on December 6, 2019)
(d)(E)	Second Amended and Restated Advisory Agreement, dated as of February 17, 2017, by and among the Company, Healthcare Trust Operating Partnership, L.P. and Healthcare Trust Advisors, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on February 17, 2017)
(d)(F)	Amendment No. 1, dated as of July 25, 2019, to the Second Amended and Restated Advisory Agreement, by and among Healthcare Trust, Inc., Healthcare Trust Operating Partnership, L.P. and Healthcare Trust Advisors, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on July 25, 2019)
(d)(G)	Amended and Restated Property Management and Leasing Agreement, dated as of February 17, 2017, by and among the Company, Healthcare Trust Operating Partnership, L.P. and Healthcare Trust Properties, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on February 17, 2017)
(d)(F)	First Amendment to Amended and Restated Property Management and Leasing Agreement, dated as of April 10, 2018, by and among Healthcare Trust, Inc., Healthcare Trust Operating Partnership, L.P., and Healthcare Trust Properties, LLC (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on April 16, 2018)
(d)(H)	Amended and Restated Employee and Director Incentive Restricted Share Plan of Healthcare Trust, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on November 14, 2017)

(d)(I)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on August 3, 2018)
(d)(J)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on November 14, 2017)
(d)(K)	Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on June 14, 2017)
(d)(L)	Amendment to Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on January 29, 2019)
(d)(M)	Second Amendment to Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on March 27, 2019)
(d)(N)	Third Amendment to Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on July 23, 2019)
(d)(O)	Fourth Amendment to Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 21, 2019)
(d)(P)	Fifth Amendment to Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on January 9, 2020)
(d)(Q)	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Appendix A to the Company’s Registration Statement on Form S-3D, as filed by the Company with the SEC on August 1, 2014)

*
Filed herewith.